Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                February 8, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1858
                Diversified Credit Portfolio of ETFs, Series 14
                       File Nos. 333-229075 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1858, filed on December 28, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 14 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in exchange-traded funds that may invest in convertible bonds. Please disclose whether these exchange-traded funds will invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

     Response: The exchange-traded funds held by the Trust do not hold contingent convertible securities.

     2. The "Principal Risks" section states that the Trust invests in exchange-traded funds that invest senior loans, floating-rate instruments and mortgage-backed securities. Please disclosure this in the "Principal Investment Strategy" section.

     Response: In response to this comment, the last sentence of the first paragraph will be revised to state: "Such fixed-income securities may include convertible securities, municipal bonds, senior loans and mortgage-backed securities." Additionally, the following will be added as the new fourth paragraph of this section: "The fixed-income and/or preferred ETFs included in the trust's portfolio may invest in securities with floating rates."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren